Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Twelve months ended December 31,
	2004	2003	2002	2001	2000
			(Restated)	(Restated)	(Restated)
			Note 2	Note 2	Note 2
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effects of accounting changes	$110,798	$111,219	$(119,850)	$(418,617)	$(465,933)
Undistributed income of less than 50% owned equity investees	—	—	—	(939)	(2,510)
Minority interest in income of majority owned subsidiaries with fixed charges	594	715	706	(799)	408
Add: fixed charges as adjusted (from below)	137,359	158,239	177,690	241,859	318,204

	$248,751	$270,173	$58,546	$(178,496)	$(149,831)

Fixed charges:
Interest expense:
Corporate	$108,141	$129,388	$150,871	$204,751	$273,723
Financial service	—	—	—	—	8,833
Capitalized	—	—	—	—	1
Amortization of debt cost	10,047	9,237	7,102	6,106	6,392
1/3 of rental expense	19,171	19,614	19,717	31,002	29,256

Fixed charges	137,359	158,239	177,690	241,859	318,205
Less: Capitalized interest	—	—	—	—	(1)

Fixed charges as adjusted	$137,359	$158,239	$177,690	$241,859	$318,204

Ratio (earnings divided by fixed charges)	1.81	1.71	A	A	A

A.	During the twelve months ended December 31, 2002, 2001 and 2000 the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, the Company would have had to generate additional income from continuing operations before income taxes and cumulative effects of accounting changes of $119,144, $420,355 and $468,035 for the twelve months ended December 31, 2002, 2001 and 2000, respectively.